

Mail Stop 3233

January 23, 2016

Via E-mail
Joshua Sason
c/o/ Magna Management LLC
5 Hanover Square
New York, NY 10004

Re: **M I Acquisitions, Inc.**
Amendment No. 1 to Draft Registration Statement on Form S-1
Submitted December 23, 2016
CIK No. 0001653558

Dear Mr. Sason:

We have reviewed your amended draft registration statement and have the following comment. Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to this comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Prospectus Summary, page 1

Stockholder approval of, or tender offer in connection with, initial business combination, page 12

1. We note that your insiders, officers, directors, and their affiliates could purchase shares in the open market or in private transactions to satisfy the cash conditions or to influence the vote. Please clarify here and on page 56 whether funds in the trust account may be used for such purchases. Please disclose how you expect the purchases would comply with the anti-manipulation provisions of Section 9(a)(2) and 10(b) of the Exchange Act, Rule 10b-18 (if applicable), and Regulation M.

You may contact Peter McPhun, Staff Accountant, at (202) 551-3581 or Robert Telewicz, Accounting Branch Chief, at (202) 551-3438 if you have questions regarding comments on the financial statements and related matters. Please contact Rahul Patel at (202) 551-3799 or me at (202) 551-3233 with any other questions.

Sincerely,

/s/ Tom Kluck

Tom Kluck
Legal Branch Chief
Office of Real Estate and
Commodities

cc: Giovanni Caruso, Esq. (*via E-mail*)